SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              Massey Energy Company
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                                (Name of Issuer)

                    Common Stock, par value $0.625 per share
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                         (Title of Class of Securities)

                                    576206106
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 7, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 10 Pages)


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      576206106          SCHEDULE 13D       PAGE 2 OF 10 PAGES
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----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                5,002,800 (see Item 5)
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY            --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    5,002,800 (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,002,800 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      576206106          SCHEDULE 13D       PAGE 3 OF 10 PAGES
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ITEM 1.       SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.625 par value, of Massey Energy Company (the "Issuer"). The principal executive office of the Issuer is located at 4 North 4th Street, Richmond, Virginia 23219.

ITEM 2.       IDENTITY AND BACKGROUND.

     (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

     (b) The principal business address of the Reporting Person and the Principals is 201 Post Street, Suite 1000, San Francisco, California 94108.

     (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

     (d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP NO.      576206106          SCHEDULE 13D       PAGE 4 OF 10 PAGES
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     (f) The Reporting Person is a limited liability company organized in
Delaware. The Principals are citizens of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of the date of this filing, the Reporting Person may be deemed the beneficial owner of (i) 4,832,800 Shares outright and (ii) 170,000 Shares issuable upon the exercise of call options (the "Options") with an exercise price of $55.00 per Share. The aggregate purchase price of the 4,832,800 Shares owned beneficially by the Reporting Person is $225,932,054. The exercise price of the Options is $55.00. Such Shares were acquired with investment funds in accounts under management.

ITEM 4.       PURPOSE OF TRANSACTION.

     On September 7, 2005, the Reporting Person's beneficial ownership first exceeded 5% of the Issuer's outstanding Shares.

     The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investment opportunity. In certain instances representatives of the Reporting Person will engage in discussions with the management of companies in which it has invested concerning the business and operations of the company and/or approaches to maximizing shareholder value. On September 14, 2005, the Reporting Person discussed with representatives of the Issuer, including Donald Blankenship, the Chairman, President and CEO of the Issuer, the Reporting Person's belief that the Issuer could unlock significant value for shareholders through a prompt repurchase of its common stock. Such representatives of the Company stated that they would consider taking such action. Therefore, following this discussion, the Reporting Person sent a letter to Mr. Blankenship outlining the benefits of a prompt share repurchase and stating its belief that the Issuer should undertake such action. A copy of the letter is attached hereto as Exhibit A.

     Neither the Reporting Person nor the Principals has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, pursuing alone or with others further discussions with the Issuer, other stockholders and third parties, seeking Board representation and/or otherwise changing its intention with respect to any and all matters referred to in Item 4.


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CUSIP NO.      576206106          SCHEDULE 13D       PAGE 5 OF 10 PAGES
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ITEM 5.       INTEREST IN SECURITIES OF THE COMPANY.

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 76,864,617 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.

     As of the close of business on September 15, 2005, the Reporting Person may be deemed to beneficially own 5,002,800 Shares, as described in section (b) below, constituting approximately 6.5% of the Shares outstanding.

     (b) As of the date of this filing, the Reporting Person may be deemed the beneficial owner of (i) 4,832,800 Shares outright and (ii) 170,000 Shares issuable upon the exercise of the Options. The aggregate purchase price of the 4,832,800 Shares owned beneficially by the Reporting Person is $225,932,054. The exercise price of the Options is $55.00. The Reporting Person has sole voting and dispositive powers over the 5,002,800 Shares reported herein (assuming exercise of the Options), which powers are exercised by the Principals.

     (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule A hereto were effected in open market purchases on the NYSE through various brokerage entities. The Options were also purchased on the open market.

     (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.


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CUSIP NO.      576206106          SCHEDULE 13D       PAGE 6 OF 10 PAGES
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     Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Letter to Donald Blankenship, Chairman and CEO of the Issuer, dated September 15, 2005 from the Reporting Person.


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CUSIP NO.      576206106          SCHEDULE 13D       PAGE 7 OF 10 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2005

                                                   JANA PARTNERS LLC


                                                   By: /s/ Barry Rosenstein
                                                       -------------------------
                                                       Name: Barry Rosenstein
                                                       Title:   Managing Partner


                                                   By: /s/ Gary Claar
                                                       -------------------------
                                                       Name: Gary Claar
                                                       Title:  Managing Director


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CUSIP NO.      576206106          SCHEDULE 13D       PAGE 8 OF 10 PAGES
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                                   SCHEDULE A

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS


    Date of Transaction       Shares Purchased (Sold)      Price per Share ($)
--------------------------------------------------------------------------------
         7/27/2005                 (25,389)                    (43.9234)
         7/27/2005                  (2,511)                    (43.9234)
         7/28/2005                 (111,111)                   (44.2758)
         7/28/2005                  (68,250)                   (44.2758)
         7/28/2005                  (10,989)                   (44.2758)
         7/28/2005                  (6,750)                    (44.2758)
          8/1/2005                  341,250                     44.6725
          8/1/2005                    182                       44.6250
          8/1/2005                   22,750                     43.9028
          8/1/2005                   2,250                      43.9028
          8/1/2005                   33,750                     44.6725
          8/1/2005                     18                       44.6250
          8/2/2005                   45,500                     45.1000
          8/2/2005                  455,000                     45.4989
          8/2/2005                   4,500                      45.1000
          8/2/2005                   45,000                     45.4989
          8/3/2005                  250,250                     45.8373
          8/3/2005                   98,189                     45.8800
          8/3/2005                  334,971                     45.8471
          8/3/2005                   24,750                     45.8373
          8/3/2005                   9,711                      45.8800
          8/3/2005                   33,129                     45.8471
          8/4/2005                  182,000                     45.0945
          8/4/2005                  159,250                     45.1357


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CUSIP NO.      576206106          SCHEDULE 13D       PAGE 9 OF 10 PAGES
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          8/4/2005                   34,580                     45.0943
          8/4/2005                   18,000                     45.0945
          8/4/2005                   15,750                     45.1357
          8/4/2005                   3,420                      45.0943
          8/5/2005                   77,350                     44.8180
          8/5/2005                     91                       44.5375
          8/5/2005                   7,650                      44.8180
          8/5/2005                     9                        44.5378
          8/8/2005                    637                       46.1800
          8/8/2005                     63                       46.1800
          8/9/2005                   39,494                     46.0333
          8/9/2005                  210,847                     46.1326
          8/9/2005                  182,000                     46.2163
          8/9/2005                   22,750                     46.1206
          8/9/2005                   3,906                      46.0333
          8/9/2005                   20,853                     46.1326
          8/9/2005                   18,000                     46.2163
          8/9/2005                   2,250                      46.1206
         8/11/2005                   91,000                     47.9367
         8/11/2005                   9,000                      47.9367
         8/15/2005                   91,000                     48.4032
         8/15/2005                   9,000                      48.4032
         8/16/2005                  273,000                     47.5424
         8/16/2005                   22,750                     47.6550
         8/16/2005                   27,000                     47.5424
         8/16/2005                   2,250                      47.6550
         8/17/2005                  330,239                     47.1016
         8/17/2005                  193,011                     47.8650


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CUSIP NO.      576206106          SCHEDULE 13D       PAGE 10 OF 10 PAGES
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         8/17/2005                  32,661                      47.1016
         8/17/2005                  19,089                      47.8650
         8/24/2005                  19,000                      47.7000
         8/24/2005                 (9,000)                     (47.6780)
         8/24/2005                 (9,000)                     (47.6780)
         8/24/2005                 (1,000)                     (47.6780)
          9/7/2005                 275,400                      48.9336
          9/7/2005                  82,712                      48.9630
          9/7/2005                  22,950                      48.9350
          9/7/2005                  91,800                      48.8850
          9/7/2005                 211,140                      48.9593
          9/7/2005                  24,600                      48.9336
          9/7/2005                  7,388                       48.9630
          9/7/2005                  2,050                       48.9350
          9/7/2005                  8,200                       48.8850
          9/7/2005                  18,860                      48.9593
          9/8/2005                 183,600                      49.7127
          9/8/2005                  91,800                      49.6125
          9/8/2005                  16,400                      49.7127
          9/8/2005                  8,200                       49.6125
         9/12/2005                 (12,400)                    (50.2770)
         9/14/2005           Options to purchase           55.0000 (exercise
                                170,000 Shares             price of options)